Filed pursuant to Rule 433

Free Writing Prospectus dated November 19, 2013

Registration Statement No. File No. 333-176606

Graphic Packaging Holding Company Announces Commencement of a Secondary Common Stock Offering by Selling Stockholders along with a Common Stock Repurchase

ATLANTA, Ga., November 19, 2013 /PRNewswire/ — Graphic Packaging Holding Company (NYSE: GPK) today announced an underwritten, secondary public offering of 47,866,348 shares of its common stock by certain of its existing stockholders. The Company will not sell any shares or receive any proceeds from the offering. However, subject to the completion of the offering, the Company will repurchase from the underwriter common shares being sold by the selling stockholders in the offering having an aggregate value of approximately $200 million. The per-share purchase price paid by the Company will be the same as the per-share purchase price paid by the underwriter to the selling stockholders. The Company expects to fund the share repurchase with a combination of cash on hand and borrowings under its revolving credit facility.

Citigroup is acting as the sole book running manager for the offering.

A shelf registration statement (including a prospectus) relating to the offering of the common stock has previously been filed with the Securities and Exchange Commission and has become effective. Before investing, you should read the prospectus and other documents filed with the Securities and Exchange Commission for information about the Company and the offering. Copies of the prospectus and related prospectus supplement, when available, may be obtained from: Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, (Tel: 1-800-831-9146). You may also obtain these documents free of charge by visiting the Securities and Exchange Commission’s website at www.sec.gov.

This press release does not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall it constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

Forward Looking Statements

Any statements of the Company’s expectations in this press release constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements, including but not limited to those regarding the offering, are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from the Company’s present expectations. These risks and uncertainties include, but are not limited to, market conditions affecting the offering. Undue reliance should not be placed on such forward-looking statements, as such statements speak only as of the date on which they are made and the Company undertakes no obligation to update such statements. Additional information regarding this and other risks is contained in the Company’s filings with the Securities and Exchange Commission.

About Graphic Packaging Holding Company

Graphic Packaging Holding Company (NYSE: GPK), headquartered in Atlanta, Georgia, is a leading provider of packaging solutions for a wide variety of products to food, beverage and other consumer products companies. The Company is one of the largest producers of folding cartons and holds a leading market position in coated-unbleached kraft, coated-recycled boxboard and specialty packaging. The Company’s customers include some of the most widely recognized companies in the world.

SOURCE Graphic Packaging Holding Company

Investor Contact: Brad Ankerholz, Graphic Packaging Holding Company, +1-770-240-7971